SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Laureate Education, Inc.

(Name of Issuer)

Class A common stock, par value $0.004 per share

(Title of Class of Securities)

518613203

(CUSIP Number)

M. Avi Epstein

c/o Sterling Partners

401 N. Michigan Avenue

Suite 3300

Chicago, IL  60611

(312) 465-7000

With a copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois  60661

(312) 902-5493

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Fund Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889(1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889(1)(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889(1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%(3)

14	Type of Reporting Person PN

(1) Represents shares of Class A common stock (“Class A Common Stock”) of Laureate Education, Inc. (the “Issuer”) issuable upon the conversion of an equal number of shares of Class B Common Stock of the Issuer (“Class B Common Stock”) held directly by Sterling Fund Management, LLC (“SFM”).  Douglas L. Becker, Steven M. Taslitz and R. Christopher Hoehn-Saric are the managers of SFM.

(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the election of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(3) Based on an aggregate of 91,431,876 shares of Class A Common Stock, which includes (i) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”), as set forth in the Form S-3 Registration Statement filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2018, and (ii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(4)(5)

	9	Sole Dispositive Power 2,020,473(5)(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(4)(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(7)

14	Type of Reporting Person PN

(4) Includes 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock held directly by Wengen Alberta, Limited Partnership (“Wengen”), whose general partner is Wengen Investments Limited (the “Wengen GP”). Certain investors, including, but not limited to, certain investment funds and other persons affiliated with or managed by SFM (including the Reporting Persons) (collectively, “Sterling”), Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Cohen Private Ventures, LLC (together with its affiliates, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP and Snow Phipps Group, LLC (collectively, the “Wengen Investors”), have interests in the Issuer through Wengen. Certain Wengen Investors (including the Reporting Persons) have designated representatives who serve on the board of directors of Wengen GP.  Each investor of Wengen has the ability to direct Wengen GP with respect to the portion of securities of the Issuer owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to (i) the disposition of such securities, subject to certain limitations, and (ii) voting on Extraordinary Transactions (as defined in Item 6).  Wengen GP is entitled to vote shares of the Issuer held directly by Wengen for all other matters without direction from investors in Wengen (although Wengen is obligated to vote in favor of directors of the Issuer designated by each of Sterling, KKR, CPV and Bregal, as well as directors chosen by a majority in interest of the investors in Wengen).  Accordingly, the Wengen Investors that have designated representatives serving on the board of directors of Wengen GP (including the Reporting Persons) may be deemed to share voting power over all of the shares of the Issuer held by Wengen. See Items 5 and 6.

(5) See footnote 2.

(6) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Capital Partners II, L.P. (“SCP II LP”) in Wengen.  SC Partners II, L.P. (“SC Partners II”) is the sole general partner of SCP II LP, and Sterling Capital Partners II, LLC (“SCP II LLC”) is the sole general partner of SC Partners II.   Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP II LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP II LP. See Item 6.

(7) Based on an aggregate of 217,607,603 shares of Class A Common Stock, which includes (i) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer with the SEC on April 23, 2018, and (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SC Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(8)(9)

	9	Sole Dispositive Power 2,020,473(9)(10)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616 (8)(9)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(11)

14	Type of Reporting Person PN

(8) See footnote 4.

(9) See footnote 2.

(10) See footnote 6.

(11) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(12)(13)

	9	Sole Dispositive Power 2,020,473(13)(14)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(12)(13)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(15)

14	Type of Reporting Person PN

(12) See footnote 4.

(13) See footnote 2.

(14) See footnote 6.

(15) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(16)(17)

	9	Sole Dispositive Power 3,232,757(17)(18)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(16)(17)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(19)

14	Type of Reporting Person PN

(16) See footnote 4.

(17) See footnote 2.

(18) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Capital Partners III, L.P. (“SCP III LP”) in Wengen.  SC Partners III, L.P. (“SC Partners III”) is the sole general partner of SCP III LP, and Sterling Capital Partners III, LLC (“SCP III LLC”) is the sole general partner of SC Partners III.   Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP III LLC, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SCP III LLC. See Item 6.

(19) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SC Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(20)(21)

	9	Sole Dispositive Power 3,232,757(21)(22)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(20)(21)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(23)

14	Type of Reporting Person PN

(20) See footnote 4.

(21) See footnote 2.

(22) See footnote 18.

(23) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(24)(25)

	9	Sole Dispositive Power 3,232,757(25)(26)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(24)(25)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(27)

14	Type of Reporting Person PN

(24) See footnote 4.

(25) See footnote 2.

(26) See footnote 18.

(27) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Affiliate, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(28)(29)

	9	Sole Dispositive Power 2,202,188(29)(30)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(28)(29)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(31)

14	Type of Reporting Person PN

(28) See footnote 4.

(29) See footnote 2.

(30) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of SP-L Affiliate, LLC (“SP-L Affiliate”) in Wengen.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Affiliate.

(31) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(32)(33)

	9	Sole Dispositive Power 1,345,292(33)(34)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(32)(33)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(35)

14	Type of Reporting Person PN

(32) See footnote 4.

(33) See footnote 2.

(34) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate, LP (“Sterling Laureate”) in Wengen.  SP-L Management III, LLC (“SP-L Management III”) is the general partner of Sterling Laureate, and SP-L Parent, LLC (“SP-L Parent”) is the general partner of SP-L Management III.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. See Item 6.

(35) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(36)(37)

	9	Sole Dispositive Power 1,345,292(37)(38)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(36)(37)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(35)

14	Type of Reporting Person PN

(36) See footnote 4.

(37) See footnote 2.

(38) See footnote 34.

(39) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate Executives Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(40)(41)

	9	Sole Dispositive Power 523,027(41)(42)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(40)(41)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(43)

14	Type of Reporting Person PN

(40) See footnote 4.

(41) See footnote 2.

(42) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate Executives Fund, LP (“Sterling Executives Fund”) in Wengen.  SP-L Management IV, LLC (“SP-L Management IV”) is the general partner of Sterling Executives Fund, and SP-L Parent is the general partner of SP-L Management IV.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. See Item 6.

(43) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(44)(45)

	9	Sole Dispositive Power 523,027(45)(46)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(44)(45)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(47)

14	Type of Reporting Person PN

(44) See footnote 4.

(45) See footnote 2.

(46) See footnote 42.

(47) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Sterling Laureate Rollover, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(48)(49)

	9	Sole Dispositive Power 255,622(49)(50)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(48)(49)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(51)

14	Type of Reporting Person PN

(48) See footnote 4.

(49) See footnote 2.

(50) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Sterling Laureate Rollover, LP (“Sterling Rollover”) in Wengen.  SP-L Management V, LLC (“SP-L Management V”) is the general partner of Sterling Rollover, and SP-L Parent is the general partner of SP-L Management V.  Messrs. Becker, Taslitz and Hoehn-Saric are the managers of SP-L Parent, but Mr. Becker has irrevocably relinquished any voting or dispositive power he would otherwise have over these shares as a manager of SP-L Parent. See Item 6.

(51) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Management V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(52)(53)

	9	Sole Dispositive Power 255,622(53)(54)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(52)(53)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(55)

14	Type of Reporting Person PN

(52) See footnote 4.

(53) See footnote 2.

(54) See footnote 50.

(55) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons SP-L Parent, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(56)(57)

	9	Sole Dispositive Power 2,123,941(57)(58)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(56)(57)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(59)

14	Type of Reporting Person PN

(56) See footnote 4.

(57) See footnote 2.

(58) See footnotes 34, 42 and 50.

(59) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Douglas L. Becker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 127,158,371(60)(61)(62)(63)

	9	Sole Dispositive Power 955,406(60)(61)(64)

	10	Shared Dispositive Power 2,216,077(60)(63)(65)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,158,371(60)(61)(62)(63)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.2%(66)

14	Type of Reporting Person IN

(60) See footnote 2.

(61) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 918,660 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,206 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to Performance Share Units (“PSUs”) under the Issuer’s 2013 Long-Term Incentive Plan.

(62) See footnote 4.

(63) See footnote 1.

(64) Includes Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 276 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(65) See footnote 30.

(66) Based on an aggregate of 218,576,358 shares of Class A Common Stock, which includes (i) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer with the SEC on April 23, 2018, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen (including the shares of Class B Common Stock attributable to the pro rata ownership interests in Wengen described herein), (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Becker’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 918,660 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 36,206 shares of Class A Common Stock that are issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons The Irrevocable BBHT II IDGT

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(67)(68)

	9	Sole Dispositive Power 1,104(68)(69)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(67)(68)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(70)

14	Type of Reporting Person OO

(67) See footnote 4.

(68) See footnote 2.

(69) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of the Irrevocable BBHT II IDGT (the “BBHT Trust”) in Wengen (the “BBHT Indirect Issuer Shares”).  Marianne Schmidt Hellauer, the trustee of the BBHT Trust, has voting and dispositive power over the BBHT Indirect Issuer Shares.

(70) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons DLB Irrevocable Telecom Trust u/a/d/ 1/3/05

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(71)(72)

	9	Sole Dispositive Power 1,101(72)(73)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(71)(72)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(74)

14	Type of Reporting Person OO

(71) See footnote 4.

(72) See footnote 2.

(73) Represents shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of the DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 (the “DLB Trust”) in Wengen (the “DLB Indirect Issuer Shares”).  Marianne Schmidt Hellauer, the trustee of the DLB Trust, has voting and dispositive power over the DLB Indirect Issuer Shares.

(74) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons Steven M. Taslitz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 127,158,371(75)(76)(77)(78)

	9	Sole Dispositive Power 956,510(75)(78)(79)(80)

	10	Shared Dispositive Power 9,593,248(75)(77)(81)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,158,371(75)(76)(77)(79)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.2%(82)

14	Type of Reporting Person IN

(75) See footnote 2.

(76) See footnote 4.

(77) See footnote 1.

(78) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5) and a Management Stockholder’s Agreement (see Item 6), including: (i) 918,660 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,206 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(79) Includes 1,104 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock attributable to the pro rata ownership interest of KJT 2013 Gift Trust (the “KJT Trust”) in Wengen.  Mr. Taslitz is the sole trustee of the KJT Trust, with sole voting and dispositive power over the securities held by the KJT Trust, and, along with his adult children, is a beneficiary of the KJT Trust.

(80) Includes Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class A Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class A Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(81) See footnotes 6, 18, 30, 34, 42 and 50.

(82) Based on an aggregate of 218,576,358 shares of Class A Common Stock, which includes (i) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer with the SEC on April 23, 2018, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Taslitz’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 918,660 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 36,206 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons KJT 2013 Gift Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 126,189,616(83)(84)

	9	Sole Dispositive Power 1,104(84)(85)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616(83)(84)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.0%(86)

14	Type of Reporting Person OO

(83) See footnote 4.

(84) See footnote 2.

(85) See footnote 79.

(86) See footnote 7.

SCHEDULE 13D

CUSIP No. 518613203

1	Name of Reporting Persons R. Christopher Hoehn-Saric

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 954,863(87)(88)

	8	Shared Voting Power 126,203,505(87)(89)(90)

	9	Sole Dispositive Power 955,403(87)(88)(91)

	10	Shared Dispositive Power 9,593,248(87)(90)(92)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,158,368(87)(88)(89)(90)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 58.2%(93)

14	Type of Reporting Person IN

(87) See footnote 2.

(88) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (i) 918,658 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (ii) 36,205 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

(89) See footnote 4.

(90) See footnote 1.

(91) Includes Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including (i) 275 shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Becker in Wengen and (ii) 264 shares of Class B Common Stock attributable to the pro rata ownership interest of Mr. Taslitz in Wengen.

(92) See footnotes 6, 18, 30, 34, 42 and 50.

(93) Based on an aggregate of 218,576,355 shares of Class A Common Stock, which includes (i) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer with the SEC on April 23, 2018, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (iv) Mr. Hoehn-Saric’s allocable share of certain equity securities of the Issuer that are subject to the Founders’ Agreement (see Item 5), including: (a) 918,658 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker and (b) 36,205 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker pursuant to PSUs under the Issuer’s 2013 Long-Term Incentive Plan.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined below) on February 17, 2017 (as amended, the “Statement”). This Amendment No. 1 is being filed primarily to reflect a change in the percentage of Class A Common Stock beneficially owned by the Reporting Persons as a result of the change in the number of shares of Class A Common Stock outstanding as of April 23, 2018.

Item 2.                                                         Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

This Statement is being filed jointly on behalf of (a) Douglas L. Becker, Steven M. Taslitz, R. Christopher Hoehn-Saric (collectively with Messrs. Becker and Taslitz, the “Reporting Individuals”), (b) The Irrevocable BBHT II IDGT (the “BBHT Trust”), DLB Irrevocable Telecom Trust u/a/d/ 1/3/05 (the “DLB Trust” and together with the BBHT Trust, the “Becker Trusts”) and KJT 2013 Gift Trust (the “KJT Trust” and collectively with the Becker Trusts, the “Reporting Trusts”), (c) Sterling Fund Management, LLC (“SFM”), Sterling Capital Partners II, L.P. (“SCP II LP”), SC Partners II, L.P. (“SC Partners II”), Sterling Capital Partners II, LLC (“SCP II LLC”), Sterling Capital Partners III, L.P. (“SCP III LP”), SC Partners III, L.P. (“SC Partners III”), Sterling Capital Partners III, LLC (“SCP III LLC”), SP-L Affiliate, LLC (“SP-L Affiliate”), SP-L Parent, LLC (“SP-L Parent”), SP-L Management III, LLC (“SP-L Management III”), SP-L Management IV, LLC (“SP-L Management IV”), SP-L Management V, LLC (“SP-L Management V”), Sterling Laureate, LP (“Sterling Laureate”), Sterling Laureate Executives Fund, LP (“Sterling Executives Fund”), and Sterling Laureate Rollover, LP (“Sterling Rollover” and, collectively with SFM, SCP II LP, SC Partners II, SCP II LLC, SCP III LP, SC Partners III, SCP III LLC, SP-L Affiliate, SP-L Parent, SP-L Management III, SP-L Management IV, SP-L Management V, Sterling Laureate, Sterling Executives Fund, the “Reporting Entities”). A Joint Filing Agreement among the Reporting Individuals, the Reporting Trusts and the Reporting Entities (collectively, the “Reporting Persons”) is attached hereto as Exhibit A. As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

The identity and background for each Reporting Person is set forth below:

Name:	Douglas L. Becker
Business Address:	c/o Sterling Partners
401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611
Principal Occupation:	Senior Managing Director of Sterling Partners, principally engaged in the business of investing in equity securities
Citizenship:	U.S.A.

Name:	Steven M. Taslitz
Business Address:	c/o Sterling Partners
401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611
Principal Occupation:	Senior Managing Director of Sterling Partners, principally engaged in the business of investing in equity securities
Citizenship:	U.S.A.

Name:	R. Christopher Hoehn-Saric
Business Address:	c/o Sterling Partners
401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611
Principal Occupation:	Senior Managing Director of Sterling Partners, principally engaged in the business of investing in equity securities
Citizenship:	U.S.A.

Each of the Becker Trusts was formed in Florida.  The principal address of each of the Becker Trusts is c/o DLA Piper LLP (US), 200 S. Biscayne Blvd., Suite 2300, Miami, Florida 33131.  Mr. Becker is the sole beneficiary of the GST Trust, and Mr. Becker’s spouse and descendants are the beneficiaries of the BBHT Trust and the DLB Trust.  Marianne Schmitt Hellauer is the trustee of each of the Becker Trusts, with sole voting and dispositive power over the securities held by each of the Becker Trusts, and is a partner at the law firm of DLA Piper LLP (US), 6225 Smith Avenue, Baltimore, MD 21209-3600 and a citizen of the U.S.A. During the last five years, to the knowledge of Mr. Becker, Ms. Hellauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The KJT Trust was formed in Florida.  The principal address of the KJT Trust is 120 Ocean Blvd., Unit 900, Miami Beach, Florida 33139. Mr. Taslitz is the sole trustee of the KJT Trust, with sole voting and dispositive power over the securities held by the KJT Trust, and, along with his adult children, is a beneficiary of the KJT Trust.

Each of the Reporting Trusts is principally engaged in the management of investments for the benefit of their respective beneficiaries.

SFM is a Delaware limited liability company that is managed by Messrs. Becker, Taslitz and Hoehn-Saric.

SCP II LP is a Delaware limited partnership whose general partner is SC Partners II, a Delaware limited partnership. SCP II LLC, a Delaware limited liability company, is the general partner of SC Partners II. SCP II LLC is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by SCP II LP. See Item 6.

SCP III LP is a Delaware limited partnership whose general partner is SC Partners III, a Delaware limited partnership. SCP III LLC, a Delaware limited liability company, is the general partner of SC Partners III. SCP III LLC is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by SCP III LP. See Item 6.

SP-L Affiliate is a Delaware limited liability company that is managed by Messrs. Becker, Taslitz and Hoehn-Saric.

Sterling Laureate is a Delaware limited partnership whose general partner is SP-L Management III, a Delaware limited liability company.  SP-L Parent, a Delaware limited liability company (“SP-L Parent”), is the general partner of SP-L Management III and is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by Sterling Laureate. See Item 6.

Sterling Executives Fund is a Delaware limited partnership whose general partner is SP-L Management IV, a Delaware limited liability company.  SP-L Parent is the general partner of SP-L Management IV and is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by Sterling Executives Fund. See Item 6.

Sterling Rollover is a Delaware limited partnership whose general partner is SP-L Management V, a Delaware limited liability company.  SP-L Parent is the general partner of SP-L Management V and is managed by Messrs. Becker, Taslitz and Hoehn-Saric, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock beneficially owned by Sterling Rollover. See Item 6.

Each of the Reporting Entities (directly, indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities.  The principal address of each of the Reporting Entities is c/o Sterling Partners, 401 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                                                         Interests in Securities of the Issuer

Item 5(a) and (b) of the Statement is hereby amended and restated as follows:

(a) and (b).  The Reporting Persons may be deemed to beneficially own an aggregate of 129,858,700 shares of Class A Common Stock (including 3,529,471 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock issuable upon the exercise of vested options issued to Mr. Becker), which represent, in the aggregate, approximately 58.7% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their direct and indirect ownership of Class B Common Stock through Wengen.  Each of the Reporting Persons may be deemed to beneficially own the number and percentage of shares of the Issuer’s Class A Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover pages to this Statement.  The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the corresponding footnotes included therewith are incorporated herein by reference.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Messrs. Becker, Taslitz, Hoehn-Saric and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including Sterling and certain of its affiliates, may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on Extraordinary Transactions (as such term is defined below) and the disposition of such securities, subject to certain limitations.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to the Management Stockholder’s Agreements (as defined in Item 6 below) further described in Item 6 below.  Based on information provided by the Issuer, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of February 28, 2018.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 221,276,687 shares of Class A Common Stock, which includes (i) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018 upon conversion of the Issuer’s Series A Convertible Redeemable Preferred Stock, as set forth in the Form S-3 Registration Statement filed by the Issuer with the SEC on April 23, 2018, (ii) 126,189,616 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by Wengen, (iii) 3,529,471 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issuable upon the exercise of options issued to Mr. Becker, (iv) 13,889 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned by SFM and (v) 125,724 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock issued to Mr. Becker. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees (including Messrs. Becker and Taslitz) to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholder’s Agreements.

In general, the Wengen Securityholders Agreement provides, among other things, that, until such time as Wengen and its investors collectively cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that Sterling (including the Reporting Persons), KKR, Bregal and CPV will each have the right to designate one such Wengen Director to serve on the Issuer’s board of directors, in each case, until such time as such party ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Mr. Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of Sterling, KKR, Bregal and CPV, as well as the Wengen Directors chosen by a majority in interest of the investors in Wengen.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover page of this Statement filed by Mr. Becker do not include 12,490 shares of Class B Common Stock held directly by the 2002 GST Exempt Harvest Trust (the “GST Trust”), a trust for the benefit of certain members of Mr. Becker’s family, because (i) Ms. Hellauer serves as the sole trustee with voting and dispositive power over the securities held thereby, (ii) the GST Trust is not an investor in Wengen and (iii) the GST Trust is not a party to the Wengen Securityholders’ Agreement.  However, pursuant to the Wengen Securityholders Agreement, shares of the Issuer held by the GST Trust are included when determining (a) the number of directors Sterling will have the right to designate to serve on the board of directors of Wengen GP and (b) the number of directors Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate to serve on the Issuer’s board of directors.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover page of this Statement filed by SFM do not include any shares of the Issuer held by Wengen because SFM (i) does not hold any shares of the Issuer through Wengen and (ii) is not a party to the Wengen Securityholders’ Agreement.  However, pursuant to the Wengen Securityholders’ Agreement, shares of the Issuer held by SFM are included when determining (a) the number of directors Sterling will have the right to designate to serve on the board of directors of Wengen GP and (b) the number of directors Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate to serve on the Issuer’s board of directors.

Pursuant to an agreement (the “Founders’ Agreement”) among Messrs. Becker, Taslitz and Hoehn-Saric and one other founder of Sterling (the “Sterling Founders”), the Sterling Founders share equally, on a net after-tax basis, in certain equity securities they receive in connection with services rendered by any of them to certain entities, including the Issuer, except that such other Sterling Founder only shares in equity securities related to periods prior to January 1, 2017.  Each Sterling Founder controls the voting and disposition of the securities allocable to such Sterling Founder.

Shares of Class A Common Stock reported in rows 7, 8, 9, 10 and 11 and the percentage of shares of Class A Common Stock reported in row 13 on the cover pages of this Statement filed by Messrs. Becker, Taslitz and Hoehn-Saric, respectively, do not include shares of Class B Common Stock held by certain investment vehicles (the “Co-Investor Vehicles”) that hold limited partnership interests in Wengen on behalf of persons that are not affiliated with SFM or any of its affiliates (the “Co-Investors”).  Under the Wengen Securityholders Agreement (as previously described in this Item 5), each Co-Investor Vehicle has the ability to direct Wengen GP with respect to the portion of securities owned by Wengen attributable to such Co-Investor Vehicle’s pro rata ownership interest in Wengen with respect to the matters described in Item 6 (the “Issuer Pass-Through Matters”).  In turn, the organizational documents of each Co-Investor Vehicle provides that each Co-Investor has the ability to direct the relevant Co-

Investor Vehicle with respect to such Co-Investor’s allocable share of the Co-Investor Vehicle’s portion of the securities of the Issuer held by Wengen with respect to the Issuer Pass-Through Matters. By virtue of the organizational documents of the Co-Investor Vehicles and general partners of the Co-Investor Vehicles (the “Co-Investor GPs”), SP-L Parent, as the general partner of the Co-Investor GPs of each of the Co-Investor Vehicles (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent), is entitled to a profits interest with respect to the Co-Investor Indirect Issuer Shares.  Messrs. Becker and Taslitz do not represent the Co-Investor Vehicles on the board of directors of the Issuer, and Messrs. Becker, Taslitz and Hoehn-Saric do not represent the Co-Investor Vehicles on the board of directors of Wengen GP.

SP-L Parent is also the general partner of each of SP-L Management III, SP-L Management IV and SP-L Management V, which, in turn, are the general partners of Sterling Laureate, Sterling Executives Fund and Sterling Rollover, respectively.  SP-L Parent may be deemed to indirectly beneficially own shares of Class B Common Stock attributable to the pro rata ownership interests of Sterling Laureate, Sterling Executives Fund and Sterling Rollover (collectively, the “SP-L Management Indirect Issuer Shares”) in Wengen. By virtue of the organizational documents of each of Sterling Laureate, Sterling Executives Fund and Sterling Rollover and their respective general partners, SP-L Parent (and, ultimately, each of Messrs. Becker, Taslitz and Hoehn-Saric, as the managers of SP-L Parent) is entitled to a profits interest with respect to the SP-L Management Indirect Issuer Shares.  SP-L Parent (and, ultimately, each of Messrs. Taslitz and Hoehn-Saric, as managers of SP-L Parent) has voting and dispositive control over the SP-L Management Indirect Issuer Shares.  Mr. Becker is also a manager of SP-L Parent, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the SP-L Management Indirect Issuer Shares. See Item 6.

Each of SC Partners II (as the general partner of SCP II L.P), SCP II, LLC (as the general partner of SC Partners II), SC Partners III (as the general partner of SCP III LP), SCP III, LLC (as the general partner of SC Partners III) and Messrs. Becker, Taslitz and Hoehn-Saric (as managers of SCP II LLC and SCP III LLC) may be deemed to be the beneficial owner of the securities held by each of SCP II LP and SCP III LP in Wengen, as described more fully in this Statement.  Mr. Becker is also a manager of SCP II LLC and SCP III LLC, but Mr. Becker has irrevocably relinquished his rights as such a manager with respect to the shares of Common Stock held by SCP II LP. See Item 6.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018
DOUGLAS L. BECKER

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

THE IRREVOCABLE BBHT II IDGT

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

DLB IRREVOCABLE TELECOM TRUST U/A/D/ 1/3/05

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STEVEN M. TASLITZ

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

KJT 2013 GIFT TRUST

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

R. CHRISTOPHER HOEHN-SARIC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING FUND MANAGEMENT, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, L.P.

By:	SC Partners II, L.P.
Its:	General Partner

	By:	Sterling Capital Partners II, LLC
	Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS II, L.P.

By:	Sterling Capital Partners II, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS II, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, L.P.

By:	SC Partners III, L.P.
Its:	General Partner

	By:	Sterling Capital Partners III, LLC
	Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SC PARTNERS III, L.P.

By:	Sterling Capital Partners III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING CAPITAL PARTNERS III, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L AFFILIATE, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE, LP

By:	SP-L Management III, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT III, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE EXECUTIVES FUND, LP

By:	SP-L Management IV, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT IV, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

STERLING LAUREATE ROLLVER, LP

By:	SP-L Management V, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L MANAGEMENT V, LLC

By:	SP-L Parent, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact

SP-L PARENT, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Attorney-in-Fact